Mail Stop 4561							November 5, 2008


Frank P. Crivello
Chief Executive Officer
Dover Holding Corporation
1818 North Farwell Avenue,
Milwaukee, Wisconsin 53202


      Re:	Dover Holding Corporation
      Form 10, filed October 21, 2008
		File No. 000-53469

Dear Mr. Crivello:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10
General
1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-
day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Our Strategy, page 4
2. Revise the first paragraph to make clear how the Company will operate in so far as investing (owning the properties subject to the leases). Will the Company attract debt and equity to invest in the transactions or will the Company find investors. Disclose the anticipated capital needs for the next 12 months. added
3. Revise the fourth paragraph to indicate who has the 25 years experience. In addition, revise to add disclosure as to any conflicts between the officers` current enterprises and how those conflicts will be resolved. added

Item 1A.  Risk Factors, page 5
4. The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances.
However,
you make numerous references to the company`s inability to offer assurances as to certain aspects of the company`s business. Instead of stating the company`s inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.
5. Your risk factor on page 5 titled "We do not expect to increase our revenues and earnings significantly..." is unclear. Please clarify when you expect to generate your first revenues. Revised slightly
*NTR: I thought this risk factor was unclear. It is not clear whether this risk factor is trying to say that Dover will not generate revenue until their websites are up but their websites may be delayed because their executives are not devoting a substantial amount of time to Dover.
*NTR: Form 10 does not require smaller reporting companies to list risk factors. However, since they voluntarily disclosed this information, I issued these comments.

Item 2. Financial Information
6. Please discuss the risks of receiving rental payments in common stock and the risks related to entering into sale/leaseback transactions with non-investment grade companies and the effect that these risks may have on your ability to continue as a going concern.
Waive- this would be applicable once they start doing it.
*NTR: They discuss these risks in the risk factor section, but they should discuss it in the MD&A also because these are fairly large risks that can affect the company`s ability to continue.
*NTR: Because they have going concern issues, they need a plan of operation section. However, since they go into their business plan a little bit on page 14 of the MD&A, I did not issue a comment requiring them to have a separate plan of operation section.

Liquidity and Capital Resources, page 13
7. Revise the disclosure for each note event (issuance and conversion) to indicate the lender. added

Item 4. Security Ownership, page 16
8. Supplementally reconcile the holdings of Santa Clara to inform us
how the shares were obtained, e.g., conversion of notes,
12,568,978
(page 19), sale of domain names, 10,000,000. added
9. Supplementally provide us with a list of the holders of the 2,000,000 shares outstanding at 12/31/07. added

Item 6. Executive Compensation, page 18
10. Please disclose, for each individual, the approximate amount of time to be spent each week on Company matters.

Item 9.  Market Price..., page 20
11. Please disclose the approximate number of holders of each class of common equity. See Item 201(b) of Regulation S-K.
*NTR: I did not issue a comment asking whether dividends were paid because the rule did not seemed to imply that dividends only be disclosed if they had been paid and I did not think it would be material for a Form 10.

Item 10.  Recent Sales of Unregistered Securities, page 20
12. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed.
See Item 701(d) of Regulation S-K.


   *		*		*		*		*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact (accountant x at....) or (accountant y
at...)
if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at 202-551-3316 or me at (202) 551-3434 with any other questions.

      					Sincerely,


      					Michael R. Clampitt
      					Attorney-Advisor





CC:	By Fax (212) 930-9725
	Thomas A. Rose, Esq.
	Sichenzia Ross Friedman Ference LLP
	61 Broadway, 32nd Floor
	New York, NY 10006
Frank P. Crivello
Dover Holding Corporation
Page 4